United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                           (Amendment No. )

                HEYU DEVELOPMENT AND MANAGEMENT CORPORATION
                              formerly
                 DISTANT VALLEY ACQUISITION CORPORATION)
                            (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                 None
                           (CUSIP Number)

                            Lee Cassidy
                         215 Apolena Avenue
                   Newport Beach, California 92662
                           949-673-4510
             -------------------------------------------
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          September 17, 2014
       -----------------------------------------------------
      (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /     Rule 13d-1(b)
     /    /     Rule 13d-1(c)
     / x  /     Rule 13d-1(d)

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CUSIP NO.  None                  13G/A                  Page 2


1.      Names of Reporting Persons:   James McKillop
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2.      Check the appropriate box if a member of a group:
          (a)
          (b)
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3.      SEC use only
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4.      Citizenship or place of organization:      USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	Sole Voting Power:             0 shares common
-------------------------------------------------------------------
6.	Shared Voting Power:           None
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7.	Sole Dispositive Power:        0 shares common
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8.	Shared Dispositive Power:      None
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9.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                       0 shares common
-------------------------------------------------------------------
10.     Check if The Aggregate Amount in Row 9 Excludes Certain Shares.
                 /  /                  Not applicable.
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11.	Percent of Class Represented by Amount in Row (9)
                                       0%
          (based on 10,000,000 shares outstanding)
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12.       Type of Reporting Person:    Individual

======================================================================
CUSIP NO.  None                  13G/A                  Page 3

Item 1
     (a)      Name of Issuer: Heyu Development and Management
				Corporation

     (b)       Address of Issuer's Principal Executive Offices:

                    No. 56 Halaman Bukit Gambir 9
			Sunway Bukit Gambier
			11700 Gelugor, Penang, Malaysia
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Item 2
     (a)     Name of Person Filing:                James McKillop

     (b)     Address of Principal Business or, if none, Residence:

                    	9454 Wilshire Boulevard
			Beverly Hills, CA 90212

     (c)     Citizenship:                              United States

     (d)     Title of Class of Securities:             Common Stock

     (e)     CUSIP Number:                             None
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Item 3. If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

                                                       Not Applicable
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Item 4.        Ownership
   Provide the Following Information Regarding the Aggregate Number and Percentage of the Class of Securities of the Issuer Identified in Item 1.

     (a)       Amount beneficially owned:              0shares
     (b)       Percent of Class:                       0%
     (c)       Number of Shares as to which the person has:

      (i) sole power to vote or to direct the vote:    0
     (ii) shared power to vote or to direct the vote   0
    (iii) sole power to dispose or to direct the
            disposition of                             0
     (iv) shared power to dispose or to direct the
               disposition of                          0
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Item 5. Ownership of Five Percent or Less of a Class.
             If this statement is being filed to report the fact
             that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                                                      / x /
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Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:              Not applicable
-------------------------------------------------------------------
Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent               Not applicable
-------------------------------------------------------------------
Item 8.  Identification and Classification of
         Members of the Group                          Not applicable
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Item 9. Notice of Dissolution of Group:                Not applicable
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Item 10. Certification:

      (a)  Not applicable
      (b)  Not applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   September 16, 2015

                                   /s/ James McKillop
                                  ------------------
	                          James McKillop